Cordero Energy Inc

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 15 2007
WASH. D.C.
203

March 14, 2007

07021864

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Attention: **Filing Desk**

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press Release: "Cordero Energy Inc. Files 2006 Year End Disclosure Documents".
2. Press Release "Cordero Energy Inc. Announces Executive Appointments".

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

Enclosure
cc: Daniel M. Miller, Dorsey & Whitney LLP

dlw 3/19

www.corderoenergy.com

FILE No: 82-34983

CORDERO
ENERGY INC

Cordero Energy Inc. Announces Executive Appointments

March 14, 2007. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") is pleased to announce the appointment of two new executive officers.

Mr. Tom Zavesiczky has been appointed as Vice President Exploration. Mr. Zavesiczky has 26 years of experience in oil and gas exploration, development and management. Most recently he was a founder and Vice President Exploration with Starboard Gas Ltd, a successful private exploration and development company until its sale in 2006. Prior to Starboard, he was Vice President Exploration at Southward Energy Ltd. Mr. Zavesiczky also held various positions of increasing exploration and management responsibilities throughout the balance of his career with Elan Energy, ATCOR Resources and Gulf Canada Resources. Mr. Zavesiczky holds a BSc. Honours degree in Earth Sciences from the University of Waterloo, is a member of the CSPG and is a Professional Geologist.

Mr. Neil Wilson has been promoted to Vice President Engineering. Mr. Wilson has gained valuable experience in reservoir and exploitation engineering including acquisition evaluation, reserves assessment and production. More recently, he helped lead the Cordero coalbed methane and Belly River development team at Malmo, Alberta. Prior to Cordero, he was Senior Exploitation Engineer with Resolute Energy, Rio Alto, Canadian Natural Resources, Cabre Exploration and Pancanadian. Mr. Wilson has a BSc. in Geological Engineering and is member of APEGGA, the Canadian Society of Petroleum Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.

"We are extremely pleased with the additions to our executive team. They bring a wealth of exploration and development experience which will be invaluable as we execute on our growth plans for 2007 and beyond", commented David Elgie, President and CEO of Cordero

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

Cordero Energy Inc. Files 2006 Year End Disclosure Documents

March 14, 2007. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") today filed its audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Cordero also filed its Annual Information Form for the year ended December 31, 2006 which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or the company's website, www.corderoenergy.com, or by emailing info@corderoenergy.com.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com